Exhibit 99.1

ALTAGAS REACHES AN AGREEMENT TO SELL

DISTRIBUTED GENERATION ASSETS FOR $940 MILLION

Continued successful execution of asset sale program further strengthens financial position and sharpens focus on core businesses

Calgary, Alberta (July 22, 2019)

AltaGas Ltd. (AltaGas) (TSX: ALA) announced today that it has entered into a definitive agreement for the sale of its portfolio of U.S. distributed generation assets held by its subsidiaries WGL Energy Systems, Inc. and WGSW, Inc., to TerraForm Power, Inc., an affiliate of Brookfield Asset Management, for total gross proceeds of approximately $940 million (US$720 million), subject to customary closing conditions. The transaction is expected to close in the third quarter of 2019.

“We are firmly focused on enhancing the value of our core asset footprint where we see the most attractive opportunities for long-term, stable earnings growth,” said Randy Crawford, President and Chief Executive Officer of AltaGas. “With today’s announcement, we are very close to achieving our 2019 asset sales target. We continue to execute against our near-term priorities, and I am confident that our 2019 funding and business plan is on track.”

With this transaction, AltaGas has announced or completed approximately $1.3 billion of its $1.5 - $2.0 billion asset sales program targeted for 2019. Earlier this year, the Company completed the sale of its interest in the Stonewall Gas Gathering System for total gross proceeds of approximately $379 million (US$280 million).

The portfolio of U.S. distributed generation assets consists of 322 megawatts (MW) of contracted distributed generation assets located in 20 states and in the District of Columbia. Included in the portfolio are 291 MW of commercial and industrial solar comprised of both wholly owned assets and interests in tax equity partnerships, 10 MW of fuel cells and 21 MW of residential solar assets.

About AltaGas

AltaGas is a leading North American energy infrastructure company with a focus on regulated Utilities, Midstream and Power. AltaGas creates value by growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

Investor Inquiries: 1-877-691-7199 investor.relations@altagas.ca	Media Inquiries: 587-955-4504 media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as “may”, “can”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “aim”, “seek”, “propose”, “contemplate”, “estimate”, “focus”, “strive”, “forecast”, “expect”, “project”, “target”, “potential”, “objective”, “continue”, “outlook”, “vision”, “opportunity” and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements in this document include, but are not limited to, statements with respect to the following: conditions to the closing of the transaction and expected 2019 asset sales. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates, and projections based on certain material factors and assumptions at the time the statement was made.  Material assumptions include: assumptions regarding asset sales anticipated to close in 2019, timing of in-service dates of divestiture activities; taxes; and transaction costs. AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: general economic conditions; growth strategy risk; planned asset sales in 2019; counterparty credit risk; dependence on certain partners; operating risk; changes in laws; risk management costs and limitations; regulatory; litigation; interest rates; underinsured and uninsured losses; weather data; service interruptions; competition; compliance with applicable law; and the other factors discussed under the heading “Risk Factors” in the Corporation’s Annual Information Form for the year ended December 31, 2018 (AIF) and set out in AltaGas’ other continuous disclosure documents.

Many factors could cause AltaGas’ or any particular business segment’s actual results, performance or achievements to vary from those described in this press release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.